28 November 2007

RECEIVED

2007 DEC -4 A 3:30

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07028454

Dear Sir

Nedcor

~~Nedbank Group L~~imited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

SUPPL

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – appointment of non-executive director.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share code: NBKP
ISIN: ZAE000043667

NEDBANK GROUP LIMITED AND NEDBANK LIMITED – APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The boards of directors of Nedbank Group and Nedbank Limited have pleasure in announcing the appointment of Rosie Harris as a non-executive director with effect from 10 December 2007.

Mrs Harris is group risk director of Old Mutual plc and a member of the Old Mutual group executive committee.

A chartered accountant by profession, Mrs Harris joined Old Mutual in April 2007 after a 21-year career at Prudential plc. During this time she held several senior positions, including customer service director, risk management director and was most recently chief operating officer for Prudential UK and Europe.

Sandton
27 November 2007

For further information contact
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

29 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – credit rating upgrade from Fitch Ratings.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

CREDIT RATING UPGRADE FROM FITCH RATINGS

Nedbank Group is pleased to announce that as a result of Fitch Ratings' revision of its portfolio of National Long- and Short-term issuer ratings in South Africa, the credit ratings for Nedbank Group and its subsidiaries Nedbank Limited and Imperial Bank Limited have been revised upwards as follows:

Nedbank Group:

National Long-term rating: 'AA- (AA minus)(zaf)'; Stable Outlook
(from 'A+ (A plus)(zaf)'; Stable Outlook)

National Short-term rating: 'F1+(zaf)' (from 'F1(zaf)')

Nedbank Limited:

National Long-term rating: 'AA(zaf)'; Stable Outlook
(from 'AA- (AA minus)(zaf)'; Stable Outlook)

National Short-term rating: 'F1+(zaf)' (unchanged)

Imperial Bank Limited:

National Long-term rating: 'AA- (AA minus)(zaf)'; Stable Outlook
(from 'A+ (A plus)(zaf)'; Stable Outlook)

National Short-term rating: 'F1+(zaf)' (from 'F1(zaf)')

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com.

Sandton
29 November 2007

END